Exhibit 99.1

NEWS RELEASE
PRECISION DRILLING CORPORATION
SETS RECORD AND MEETING DATE FOR ANNUAL GENERAL
MEETING OF SHAREHOLDERS

Calgary, Alberta, Canada – February 27, 2012

Precision Drilling Corporation (“Precision”) announced today that April 4, 2012 has been set as the Record Date for the determination of shareholders entitled to receive notice and to vote at the Annual General Meeting of Precision.  The Annual General Meeting is to be held in the Enmax Ballroom of the Calgary Chamber of Commerce, 100 – 6  Avenue S.W., Calgary, Alberta commencing at 3:00 pm on Wednesday, May 9, 2012.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coiled tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com